FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of January 2010.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Revises Upward Its Consolidated Financial Forecast and Year-end Dividend Forecast for Fiscal Year Ending March 31, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2010
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on January 28, 2010 in Kyoto, Japan

Nidec Revises Upward Its Consolidated Financial Forecast
and Year-end Dividend Forecast for Fiscal Year Ending March 31, 2010

Nidec Corporation (the “Company”)(NYSE: NJ) today announced that the Company has revised upward its consolidated financial forecast (previously announced on October 26, 2009) for the year ending March 31, 2010 and its forecast for year-end dividend per share on common stock.

Details of the revisions are as follows:

1. Revised consolidated financial forecasts (U.S. GAAP) for the year ending March 31, 2010.

From April 1, 2009 to March 31, 2010 (Millions of yen, except per share amounts and percentages)
	For the year ending March 31, 2010
	Previous forecast (October 26, 2009)	Revised Forecast	Change (amount)	Change (percent)	For the year ended March 31, 2009
Net sales	570,000	570,000	-	-	610,803
Operating income	58,000	67,000	9,000	15.5%	52,015
Income from continuing operations before income taxes	55,000	63,000	8,000	14.5%	47,270
Net income attributable to The Company	35,000	40,000	5,000	14.3%	28,353
Basic EPS (Net income per share attributable to the Company)	251.27	287.17	n.a.	n.a	197.42

Reasons for the revision

As a result of achieving meaningful progress in the ongoing profitability enhancement project ( WPR™ ), the Company attained record quarterly profits in the three months ended December 31, 2009 and saw the nine-month profits significantly exceed its previous expectations. The Company now expects higher full-year profits and accordingly, has revised upward its financial forecast for the year ending March 31, 2010 to reflect the progress achieved during the nine months ended December 31, 2009.

Notes:

(1) The revised financial forecast assumes an exchange rate of 90 yen against the U.S. dollar for the second half of fiscal 2009. The exchange rates of the yen against other currencies, including Asian currencies, have been determined in relation to the yen-dollar exchange rate.

(2) In accordance with ASC205-20 “Presentation of Financial Statements-Discontinued Operations” (formerly SFAS No.144 “Accounting for the Impairment or Disposal of Long-lived Assets”), the prior-period statements have been retrospectively restated to reflect the reclassification of discontinued operations.

(3) The Company adopted ASC 810 “Consolidation” (formerly SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”) as of April 1, 2009. Accordingly, the line of item previously titled “Net income” has been renamed “Net income attributable to Nidec Corporation.”

WPR was named by Shigenobu Nagamori of NIDEC CORPORATION based on his unique business management method in 2008.

WPR™ is a trademark of NIDEC CORPORATION in Japan.

WPR© Shigenobu Nagamori NIDEC CORPORATION 2008

2. Revised year-end dividend forecast for the year ending March 31, 2010

	Dividends per share for the year ending March 31, 2010
	Previous forecast -as of Oct. 26, 2009-	Revised forecast	Actual	Dividend per share for the year ended March 31, 2009
Interim	n.a.	n.a.	25.00	30.00
Year-end	25.00	35.00	n.a.	30.00
Annual	50.00	60.00	n.a.	60.00

Reasons for revision

Based on the stated revision to the Company’s consolidated financial forecasts for the year ending March 31, 2010, the Company has revised upward its year-end dividend forecast for the year ending March 31, 2010 from 25 yen per share to 35 yen per share, making the projected aggregate annual dividend 60 yen per share.

Disclaimer Regarding Forward-Looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about the Company. These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Company in light of the information currently available to them. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "plan," "forecast" or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Company, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Company cannot promise that the expectations expressed in these forward-looking statements will turn out to be correct. Actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) the Company’s ability to design, develop, mass produce and win acceptance of their products, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which the Company makes significant sales or in which the Company’s assets and liabilities are denominated, (iv) the Company’s ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where the Company has manufacturing or other operations.

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